UNITED-GUARDIAN, INC.

Annual Report 2023

Excellence Through Innovation®



Cosmetic Ingredients | Medical Lubricants | Pharmaceutical Products | Sexual Wellness Ingredients



UNITED-GUARDIAN, INC.

OFFICERS AND DIRECTORS

DONNA VIGILANTE
President

PETER A. HILTUNEN
Senior Vice President
Production and Procurement

ANDREA YOUNG
Chief Financial Officer & Controller
Treasurer
Secretary

KEN GLOBUS
Chairman of the Board of Directors

ARTHUR M. DRESNER
Director; Counsel to the law firm of
Duane Morris LLP
New York, NY

LAWRENCE F. MAIETTA
Director; Partner in the accounting firm of
PKF O'Connor Davies, LLP
New York, NY

ANDREW A. BOCCONE
Director; Independent Business Consultant,
Former President of Kline & Company, Inc.
(business consulting firm), Little Falls, NJ

S. ARI PAPOULIAS
Director; Principal of ChemRise LLC
(a business advisory firm providing advice to
companies in the chemicals industry), Tarrytown, NY

CATHERINE KOLINSKI
Director; Independent Business Consultant,
Former Vice President of Ashland Specialty Ingredients
(manufacturer and distributor of specialty chemicals),
Bridgewater, NJ

CORPORATE PROFILE

United-Guardian, Inc. is a publicly-traded (NASDAQ:UG), fully integrated research, development, and manufacturing company that has been supplying unique and innovative products to the personal care, health care, pharmaceutical, and industrial sectors since 1942. The company's products are developed and manufactured by the company's Guardian Laboratories Division at its 50,000 square foot facility in Hauppauge, New York. The cosmetic ingredients are marketed through a worldwide network of distributors and are used by many of the major multinational cosmetic companies. The pharmaceutical products are sold primarily to full-line drug wholesalers, which distribute them to pharmacies, hospitals, physicians, long-term care facilities, and other health care providers. The health care products are primarily medical lubricants marketed directly to manufacturers of medical devices and other medical products, which incorporate them into their finished products and distribute them to hospitals, pharmacies, and other health care facilities. The specialty industrial line of products was discontinued after the second quarter of 2023. The LUBRAJEL® line of hydrogels is the company's most important product line and are used in both personal care and medical products. Innovation is a central theme of United-Guardian's strategy. The focus, at this time, is to continue expanding the pipeline of classic and naturally derived hydrogel products to address unmet market and customer needs. Over the years, the company has been issued over 32 patents. The company currently relies primarily on proprietary manufacturing methods and product formulations, which are protected as trade secrets, rather than patent protection. United-Guardian has received ISO 9001:2015 registration from DQS Inc., indicating that the company's documented procedures and overall operations have attained the very high level of quality needed for this global certification level.

LETTER TO STOCKHOLDERS

Dear Stockholder:

This past year was a challenging one for us, with economic issues still negatively impacting our sales in China, and the temporary production suspension of Renacidin® irrigating solution. Late last year, our contract manufacturer of Renacidin temporarily suspended production resulting in our inability to bring in new inventory and requiring us to allocate our existing inventory to try to ensure that our product was available throughout as much of the country as possible.

    I am pleased to report that production of Renacidin has now resumed, and we began shipping some initial batches we received from our contract manufacturer at the end of March. Since then, we have received additional production batches, and we have increased the amounts that we ship to each of our distributors. We are making every effort to make the product available to as many patients as possible, especially those that depend on the product. We expect to fulfill orders in their entirety and be back to normal inventory levels by the end of April.

    As a result of the Renacidin production issue, as well as the continuing economic issues that have impacted our sales in China, net income for FY 2023 remained relatively flat compared with FY 2022. Net sales for the year decreased by 14% from $12,698,503 in 2022 to $10,885,154 in 2023, and net income increased from $2,569,512 ($0.56 per share) in 2022 to $2,581,370 ($0.56 per share) in 2023. The decrease in overall sales was due primarily to a decrease in sales of our cosmetic ingredients, which decreased by 20% from $5,167,909 in 2022 to $4,132,334 in 2023. A decline in sales to our largest distributor, Ashland Specialty Ingredients ("ASI"), was responsible for 19% of the total decrease. According to ASI, the primary reasons for the decrease in sales were customers maintaining lower inventory levels and changing to just-in-time order patterns. Reduced sales in China were responsible for the most significant sales decrease when comparing the regions for which ASI is responsible. We are working with ASI to better understand the market in China and our share of that market, how we can remain competitive there, and what strategies are needed to be successful in this ever-evolving landscape. We are currently in negotiations with ASI on a new marketing agreement, which includes discussions on current marketing territories, competition, market penetration and ways to stimulate sales. While these discussions are going on, we will continue to work with ASI as we have in the past, fulfilling customer orders and discussing marketing strategies to promote our products more effectively.

    In regard to Renacidin, over the past few months we have had in-depth conversations with patients and healthcare professionals who have provided valuable insight into the use and need for Renacidin. We have learned more about our core patient group and what additional steps we need to take to expand brand awareness. We will be working with a marketing firm to aid us in conducting a market research study. The study will be conducted over a two-month period with insight from healthcare professionals who currently prescribe our product. This information will enable us to create a marketing campaign aimed at providing healthcare professionals with clinical information on Renacidin. We are also exploring the possibility of expanding sales of Renacidin into Europe and are in discussions with a company that is very interested in pursuing this with us and is in the process of investigating the costs and market potential. While these discussions are in the early stages, we are excited about the possibility of bringing Renacidin to patients outside the U.S.

Brenntag Specialties ("Brenntag"), the new marketer and distributor for our Natrajel™ line of sexual wellness ingredients in the U.S. and Canada, began its marketing efforts for the new product line late last year, and we are continuing to explore the potential in this market, both in North America and around the world. Brenntag will be presenting formulations, which include our Natrajel products, at In-Cosmetics Global Trade Show this spring. We are looking forward to gaining customer insight and feedback from the event. We understand that marketing a new product line takes time, but we have been very encouraged by the number of sample requests that we have received so far.

We are also in the process of negotiating a new marketing agreement that will expand our reach in the medical lubricant market. The agreement will initially include two countries in Europe, with the possibility of expanding that to other European countries as well as countries in the Middle East and Africa. Our distribution partner has identified areas within the healthcare space for which our medical lubricants would be an ideal fit. They will also explore other healthcare markets, including nutraceuticals, diagnostics, and veterinary medicine, where they see potential for our products. This agreement will enable us to explore new markets and provide additional opportunities to develop new products.

Finally, our research team continues to develop ingredients to meet the needs of our cosmetic customers. Companies that produce skin care and hair care products continue to need ingredients that are natural and multifunctional. Our hydrogels meet this market need by adding hydration, lubrication, sensory enhancements, and texture, while also maintaining our commitment to using sustainable sources, green chemistry, and limiting our impact on the environment during the manufacturing processes. In addition, we continue to see the need for new textures and sensory products, and currently have a few concepts in various stages of development. Along with expanding our product portfolio, we are re-evaluating the marketing strategy for our cosmetic ingredients. We are in the process of hiring a Director of Marketing to spearhead our marketing strategy by increasing brand awareness, understanding our market presence, and evaluating our commercialization channels.

In 2023, we identified ways to expand each of our product categories and began finding partners to bring those ideas to tangible goals. In 2024, we began formalizing those relationships, and with the efforts from our new marketing director, we will begin to implement those strategies. We are hopeful that our sales for 2024 will reflect the efforts we have made so far in positioning ourselves for future growth.

Sincerely,
UNITED-GUARDIAN, INC.

Donna Vigilante
President

STATEMENTS OF INCOME

	Years ended December 31,	
	2023	**2022**
Net sales	$10,885,154	$12,698,503
Costs and expenses:		
Cost of sales	5,479,566	5,996,376
Operating expenses	2,078,564	2,174,127
Research and development	463,992	490,770
Total costs and expenses	**8,022,122**	**8,661,273**
Income from operations	**2,863,032**	**4,037,230**
Other income (expense):		
Investment income	306,651	236,695
Net gain (loss) on marketable securities	81,095	(1,046,245)
Total other income (expense)	**387,746**	**(809,550)**
Income before provision for income taxes	**3,250,778**	**3,227,680**
Provision for income taxes	669,408	658,168
Net income	**$2,581,370**	**$2,569,512**
Earnings per common share (basic and diluted)	$ 0.56	$ 0.56
Weighted average shares (basic and diluted)	4,594,319	4,594,319

See Notes to Financial Statements

BALANCE SHEETS

ASSETS

	December 31,	
	2023	**2022**
Current assets:		
Cash and cash equivalents	$ 8,243,122	$ 830,452
Marketable securities	851,318	5,653,516
Accounts receivable, net of allowance for credit losses		
of $16,672 in 2023 and $20,063 in 2022	1,566,839	1,427,576
Inventories, net	1,223,506	1,672,012
Prepaid expenses and other current assets	191,708	201,846
Prepaid income taxes	176,220	185,228
Total current assets	**12,252,713**	**9,970,630**
Deferred income taxes, net	**50,930**	**110,544**
Property, plant, and equipment:		
Land	69,000	69,000
Factory equipment and fixtures	4,669,936	4,585,055
Building and improvements	2,976,577	2,895,742
Total property, plant, and equipment	**7,715,513**	**7,549,797**
Less accumulated depreciation	7,096,318	6,990,636
Total property, plant, and equipment, net	**619,195**	**559,161**
TOTAL ASSETS	**$12,922,838**	**$10,640,335**

See Notes to Financial Statements

BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31,	
	2023	**2022**
Current liabilities:		
Accounts payable	$ 134,449	$ 30,415
Accrued expenses	1,363,044	1,322,056
Deferred revenue	15,498	—
Dividends payable	21,265	21,220
Total current liabilities	**1,534,256**	**1,373,691**
Commitments and contingencies		
Stockholders' equity:		
Common stock, $.10 par value; 10,000,000 shares authorized; 4,594,319 shares issued and outstanding at December 31, 2023 and 2022, respectively	459,432	459,432
Retained earnings	10,929,150	8,807,212
Total stockholders' equity	**11,388,582**	**9,266,644**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$12,922,838**	**$10,640,335**

See Notes to Financial Statements

STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, **2023** and **2022**

| | Common stock | | Retained | |
	Shares	Amount	earnings	Total
Balance, January 1, 2022	4,594,319	$459,432	$ 9,361,837	$ 9,821,269
Net income	—	—	2,569,512	2,569,512
Dividends declared, not paid ($0.68 per share)	—	—	(645)	(645)
Dividends declared and paid ($0.68 per share)	—	—	(3,123,492)	(3,123,492)
Balance, December 31, 2022	4,594,319	$459,432	$ 8,807,212	$ 9,266,644
Net income	—	—	2,581,370	2,581,370
Dividends declared, not paid ($0.10 per share)	—	—	(45)	(45)
Dividends declared and paid ($0.10 per share)	—	—	(459,387)	(459,387)
Balance, December 31, 2023	4,594,319	$459,432	$10,929,150	$11,388,582

See Notes to Financial Statements

STATEMENTS OF CASH FLOWS

| | Years ended December 31, | |
	2023	**2022**
Cash flows from operating activities:		
Net income	$ 2,581,370	$ 2,569,512
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	105,682	135,396
(Gain) loss on sale of asset	(10,000)	2,445
Net (gain) loss on marketable securities	(81,095)	1,046,245
Allowance for credit losses	(3,391)	(189)
Allowance for obsolete inventory	(17,000)	29,000
Deferred income taxes	59,614	(193,766)
(Increase) decrease in operating assets:		
Accounts receivable	(135,872)	385,959
Inventories	465,506	(290,223)
Prepaid expenses and other current assets	10,138	(9,267)
Prepaid income taxes	9,008	(185,228)
Increase (decrease) in operating liabilities:		
Accounts payable	104,034	(380,479)
Accrued expenses	40,988	(305,334)
Deferred revenue	15,498	(190,164)
Income taxes payable	—	(88,738)
Net cash provided by operating activities	**3,144,480**	**2,525,169**
Cash flows from investing activities:		
Acquisitions of property, plant and equipment	(165,716)	(75,179)
Proceeds from sale of asset	10,000	37,039
Purchases of marketable securities	(621,852)	(1,931,969)
Proceeds from sales of marketable securities	5,505,145	2,867,671
Net cash provided by investing activities	**4,727,577**	**897,562**
Cash flows from financing activities:		
Dividends paid	(459,387)	(3,123,492)
Net cash used in financing activities	**(459,387)**	**(3,123,492)**
Net increase in cash and cash equivalents	7,412,670	299,239
Cash and cash equivalents, beginning of year	830,452	531,213
Cash and cash equivalents, end of year	$ 8,243,122	$ 830,452
Supplemental disclosure of cash flow information:		
Taxes paid	$ 600,000	$ 1,125,000
Supplemental disclosure of non-cash items:		
Dividends payable	$ 45	$ 645

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

NOTE A

NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

United-Guardian, Inc. ("Registrant" or "Company") is a Delaware corporation that, through its Guardian Laboratories division, manufactures and markets cosmetic ingredients, pharmaceutical products, medical lubricants and sexual wellness ingredients. Prior to July 1, 2023, the Company manufactured and reported sales of a line of specialty industrial products; however, this product line was discontinued after the second quarter of 2023 due to low sales volume with no growth prospects. The Company also conducts research and product development, primarily related to the development of new and unique cosmetic ingredients. The Company's research and development department also modifies, refines, and expands the uses for existing products, with the goal of further developing the market for the Company's products. Two major product lines, Lubrajel and Renacidin Irrigation Solution ("Renacidin") together accounted for approximately 94% and 92% of the Company's sales for the years ended December 31, 2023 and December 31, 2022, respectively. Lubrajel accounted for approximately 55% and 59% of the Company's sales for the years ended December 31, 2023 and December 31, 2022, respectively, and Renacidin accounted for approximately 38% and 33% of the Company's sales for the years ended December 31, 2023 and December 31, 2022, respectively.

Impact of Global Supply Chain Instability and Inflation

The increased raw material prices that the Company experienced during 2022 and the beginning of 2023 stabilized during the latter part of 2023. The continued supply chain instability, primarily caused by military tensions in the Middle East, has impacted vessels' access to the Red Sea and Suez Canal. The Company is working closely with its suppliers regarding lead times and continues to closely monitor this situation. Although we have not yet experienced any delays in receiving raw materials or an increase in shipping costs, we are aware that the situation is fluid and could impact us at any time. If that occurs, we may experience longer lead times and increased shipping costs for some of our raw materials, which may impact our future gross margins. As a result of this global supply chain instability, there continues to be uncertainty regarding the potential impact on our operations or financial results and we are unable to provide an accurate estimate or projection as to what the future impact will be.

Use of Estimates

In preparing financial statements in conformity with a Generally Accepted Accounting Principles in the United States of America ("US GAAP"), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates. Such estimated items include the allowance for credit losses, reserve for inventory obsolescence, accrued distribution fees, outdated material returns, possible impairment of marketable securities and the allocation of overhead.

Accounts Receivable and Reserves

As of January 1, 2023, the Company adopted FASB Accounting Standards Update ("ASU") No. 2016-13, *Measurement of Credit Losses on Financial Instruments*, and all subsequently issued related amendments, which changed the methodology used to recognize impairment of the Company's contract receivables. Under this ASU, financial assets are presented at the net amount expected to be collected, requiring immediate recognition of estimated credit losses expected to occur over the asset's remaining life. This is in contrast to previous U.S. GAAP, under which credit losses were not recognized until it was probable that a loss had been incurred. The Company performed its expected credit loss calculation based on historical accounts receivable write-offs, including consideration of then-existing economic conditions and expected future conditions. The adoption of this ASU did not have a significant impact on the financial statements. Prior to the implementation of ASU No. 2016-13, the Company calculated its reserve for accounts receivable by considering many factors including historical data, experience, customer types, credit worthiness and economic trends.

The carrying amount of accounts receivable is reduced by an allowance for credit losses that reflects the Company's best estimate of the amounts that will not be collected as of the balance sheet date. This allowance is based on the credit losses expected to arise over the life of the asset and is based on the Current Expected Credit Losses ("CECL"). At December 31, 2023 and 2022, the allowance for credit losses related to accounts receivable amounted to $16,672 and $20,063, respectively.

Revenue Recognition

The Company records revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers.* Under this guidance, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company's principal source of revenue is product sales.

The Company's sales, as reported, are subject to a variety of deductions, some of which are estimated. These deductions are recorded in the same period in which the revenue is recognized. Such deductions, primarily related to the sale of the Company's pharmaceutical products, include chargebacks from the United States Department of Veterans Affairs ("VA"), rebates in connection with the Company's current participation in Medicare programs, distribution fees, discounts, and outdated product returns. These deductions represent estimates of the related obligations and, as such, knowledge and judgment are required when estimating the impact of these revenue deductions on sales for a reporting period.

During 2023 and 2022, the Company participated in various government drug rebate programs related to the sale of Renacidin, its most important pharmaceutical product. These programs include the Veterans Affairs Federal Supply Schedule ("FSS"), and the Medicare Part D Coverage Gap Discount Program ("CGDP"). These programs require the Company to sell its product at a discounted price. The Company's sales, as reported, are net of these rebates, some of which are estimated and are recorded in the same period that the revenue is recognized.

In August of 2022, the Inflation Reduction Act ("IRA") was signed into law. The IRA made significant changes to the current Medicare Part D benefit design as it relates to discounts available to enrollees from pharmaceutical manufacturers of brand name drugs. Beginning on January 1, 2025, the Centers for Medicare & Medicaid Services ("CMS") will implement a new Medicare Part D Manufacturer Discount Program ("Discount Program"), which will replace the current CGDP. The new Discount Program eliminates the coverage gap benefit phase, introduces pharmaceutical manufacturer discounts in the initial and catastrophic coverage phases and lowers the cap on enrollee out-of-pocket costs. Under the new Discount Program, additional rebates are expected to be owed by pharmaceutical manufacturers due to the restructuring of the benefit periods. The overall financial impact of this new program will vary depending on the products being reimbursed but does have the potential to increase Medicare Part D rebates for drug manufacturers. At this time, the Company is unable to predict what future impact this new program will have on its financial condition; however, it has submitted information to CMS requesting to be classified as a "specified small manufacturer". If designated as such, the Company would be entitled to a multi-year phase-in period during which it would pay a lower percentage discount on drugs dispensed to beneficiaries. On January 31, 2024, the Company was notified by CMS that it qualified as a specified small manufacturer and will receive the discount phase-in discussed above.

As long as a valid purchase order has been received and future collection of the sale amount is reasonably assured, the Company recognizes revenue from sales of its products when those products are shipped, which is when the Company's performance obligation is satisfied. The Company's cosmetic products are shipped "Ex-Works" from the Company's facility in Hauppauge, NY, and the risk of loss and responsibility for the shipment passes to the customer upon shipment. Sales of the Company's non-pharmaceutical medical products are deemed final upon shipment, and there is no obligation on the part of the Company to repurchase or allow the return of these goods unless they are defective. Sales of the Company's pharmaceutical products are final upon shipment unless (a) they are found to be defective; (b) the product is damaged in shipping; (c) the product cannot be sold because it is too close to its expiration date; or (d) the product has expired (but it is not more than one year after the expiration date). This return policy conforms to standard pharmaceutical industry practice. The Company estimates an allowance for outdated material returns based on previous years' historical returns of its pharmaceutical products.

The Company does not make sales on consignment, and the collection of the proceeds of the sale of any of the Company's products is not contingent upon the customer being able to sell the goods to a third party.

Any allowances for returns are taken as a reduction of sales within the same period the revenue is recognized. Such allowances are determined based on historical experience under ASC Topic 606-10-32-8. At December 31, 2023 and 2022, the Company had an allowance of $247,847 and $369,154, respectively, for possible outdated material returns, which is included in accrued expenses. There is no asset value associated with these outdated material returns, as these products are destroyed.

The timing between recognition of revenue for product sales and the receipt of payment is not significant. The Company's standard credit terms, which vary depending on the customer, range between 30 and 60 days. The Company recognizes an allowance for credit losses on its accounts receivable in accordance with ASU 2016-13, which is based on the credit losses expected to arise over the life of the asset and is based on Current Expected Credit Loss ("CECL"). Prompt-pay discounts are offered to some customers; however, due to the uncertainty of the customers taking the discounts, the discounts are recorded when they are taken.

At December 31, 2023, the Company recorded advance payments from two of its customers in the amount of $15,498, which was recorded as deferred revenue on the balance sheet. The related performance obligations associated with these payments were satisfied in the first quarter of 2024. No such advanced payments existed at December 31, 2022.

The Company has distribution agreements with certain distributors of its pharmaceutical products that entitle those distributors to distribution and services-related fees. The Company records distribution fees, and estimates of distribution fees, as offsets to revenue.

Disaggregated net sales by product class are as follows:

| | Years ended December 31, | |
	2023	2022
Cosmetic ingredients	$ 4,132,334	$ 5,167,909
Pharmaceuticals	4,950,594	4,943,605
Medical lubricants	1,750,632	2,470,163
Industrial and other	51,594	116,826
Total Net Sales	$10,885,154	$12,698,503

The Company's cosmetic ingredients are currently marketed worldwide by five distributors, of which the United States ("U.S.")-based ASI purchases the largest volume. For the years ended December 31, 2023 and 2022, approximately 21% and 25%, respectively, of the Company's sales were to (a) its foreign-based distributors (which does not include ASI), which marketed and distributed the Company's cosmetic ingredients to customers outside the U.S., and (b) a few foreign customers for the Company's medical lubricants, which were sold directly to those customers by the Company.

Disaggregated sales by geographic region are as follows:

| | Years ended December 31, | |
	2023	2022
United States*	$ 8,601,205	$ 9,537,124
Other countries	2,283,949	3,161,379
Net Sales	$10,885,154	$12,698,503

* Although a significant percentage of ASI's purchases from the Company are sold to foreign customers, all sales to ASI are considered U.S. sales for financial reporting purposes, since all shipments

to ASI are shipped to ASI's warehouses in the U.S. A certain percentage of those products are subsequently shipped by ASI to its foreign customers. Based on sales information provided to the Company by ASI, 69% of ASI's sales in 2023 were to customers in foreign countries, compared with 65% in 2022. ASI's largest foreign market in both 2023 and 2022 was China, which accounted for approximately 29% of ASI's sales in 2023 and 38% of sales in 2022.

Cash and Cash Equivalents

For financial statement purposes, the Company considers as cash equivalents all highly liquid investments with an original maturity of three months or less at the time of purchase. The Company deposits cash and cash equivalents with financially strong, FDIC-insured financial institutions, and it believes that any amounts above FDIC insurance limitations are at minimal risk. The amounts held in excess of FDIC limits at any point in time are considered temporary and are primarily due to the timing of maturities of United States Treasury Bills. Cash and cash equivalents held in these accounts are currently insured by the Federal Deposit Insurance Corporation ("FDIC") up to a maximum of $250,000. At December 31, 2023 and 2022, $315,000 and $105,000, respectively, exceeded the FDIC limit.

Dividends

On July 12, 2023, the Company's Board of Directors declared a cash dividend of $0.10 per share, which was paid on August 2, 2023, to all stockholders of record as of July 26, 2023. The Company did not declare any other dividends in 2023. During 2023, the Company declared total dividends of $459,432, of which $459,387 was paid. The balance of $45 is payable to stockholders whose old Guardian Chemical shares have not yet been exchanged to United-Guardian, Inc. shares and are pending escheatment. In June of 2023, the Company's Board of Directors changed the Company's dividend declaration practice and expects to consider a semi-annual dividend declaration in January and July of each year. On January 30, 2024, our Board of Directors declared a cash dividend of $0.25 per share, which was paid on February 20, 2024 to all stockholders of record as of February 12, 2024.

On May 10, 2022, the Company's Board of Directors declared a semi-annual cash dividend of $0.37 per share, which was paid on June 1, 2022, to all stockholders of record as of May 23, 2022. On November 15, 2022, the Company's Board of Directors declared a semi-annual cash dividend of $0.31 per share, which was paid on December 7, 2022, to all stockholders of record as of November 28, 2022. In 2022, the Company declared a total of $3,124,137 in dividends, of which $3,123,492 was paid. The balance of $645 is payable to stockholders whose old Guardian Chemical shares have not yet been exchanged to United-Guardian, Inc. shares and are pending escheatment.

Marketable Securities

The Company's marketable securities include investments in equity and fixed income mutual funds and certificates of deposit with maturities longer than 3 months. The Company's marketable equity securities are reported at fair value with the related unrealized and realized gains and losses included in net income. Certificates of Deposit are recorded at amortized cost. Realized gains or losses on mutual funds are determined on a specific identification basis. The Company evaluates its investments periodically for possible other-than-temporary impairment by reviewing factors such as the length of time and extent to which fair value had been below cost basis, the financial condition of the issuer and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery of market value. The Company would record an impairment charge to the extent that the cost of the available-for-sale securities exceeds the estimated fair value of the securities and the decline in value is determined to be other-than-temporary. During 2023 and 2022, the Company did not record an impairment charge regarding its investment in marketable securities because management believes, based on its evaluation of the circumstances, that the decline in fair value below the cost of certain of the Company's marketable securities is temporary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value is equal to the selling price less the estimated costs of selling and/or disposing of the product. Cost is determined using the average cost method, which approximates cost determined by the first-in, first-out ("FIFO") method. Inventory costs include material, labor and factory overhead.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation. Major replacements and betterments are capitalized, while routine maintenance and repairs are expensed as incurred. Assets are depreciated under both accelerated and straight-line methods. Depreciation charged as a result of using accelerated methods was not materially different than that which would result from using the straight-line method for all periods presented. Certain factory equipment and fixtures are constructed by the Company using purchased materials and in-house labor. Such assets are capitalized and depreciated on a basis consistent with the Company's purchased fixed assets.

Estimated useful lives are as follows:

Factory equipment and fixtures	5 - 7 years
Building	40 years
Building improvements	Lesser of useful life or 20 years

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairments were necessary at December 31, 2023 and 2022.

Fair Value of Financial Instruments

Management of the Company believes that the fair value of financial instruments, consisting of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, approximates their carrying value due to their short payment terms and liquid nature.

Concentration of Credit Risk

Accounts receivable potentially expose the Company to concentrations of credit risk. The Company monitors the amount of credit it allows each of its customers, using the customer's prior payment history to determine how much credit to allow or whether credit should be given at all. It is the Company's policy to discontinue shipments to any customer that is substantially past due on its payments. The Company sometimes requires payment in advance from customers whose payment record is questionable. As a result of its monitoring of the outstanding credit allowed for each customer, as well as the fact that the majority of the Company's sales are to customers whose satisfactory credit and payment record has been established over a long period of time, the Company believes that its accounts receivable credit risk has been reduced.

For the year ended December 31, 2023, four of the Company's pharmaceutical wholesalers and cosmetic ingredient distributors accounted for approximately 77% of the Company's gross sales during the year and approximately 89% of its outstanding accounts receivable on December 31, 2023. For the year ended December 31, 2022, the same four pharmaceutical wholesalers and cosmetic ingredient distributors accounted for a total of approximately 72% of the Company's gross sales during the year and 81% of its outstanding accounts receivable on December 31, 2022.

Supplier Concentration

Most of the principal raw materials used by the Company consist of common industrial organic and inorganic chemicals and are available in ample supply from numerous sources. However, there are some raw materials used by the Company that are not readily available or require long lead times. The Company has three major raw material vendors that collectively accounted for approximately 83% and 80% of the raw material purchases by the Company in 2023 and 2022, respectively. In addition to the Company's raw materials concentration, the Company utilizes one contract manufacturer for the production of its pharmaceutical product, Renacidin. Any disruption in this manufacturer's operations could have a material impact on the Company's revenue stream.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to the temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

Uncertain tax positions are accounted for utilizing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As of December 31, 2023 and 2022, the Company did not have any unrecognized income tax benefits. It is the Company's policy to recognize interest and penalties related to taxes as interest expense as incurred. During the years ended December 31, 2023 and 2022, the Company did not record any tax-related interest or penalties. The Company's tax returns for 2020 and all subsequent years are subject to examination by the United States Internal Revenue Service ("IRS") and by the State of New York.

Research and Development

Research and development expenses are expenditures incurred in connection with in-house research on new and existing products. It includes payroll and payroll related expenses, outside laboratory expenditures, lab supplies, and equipment depreciation.

Advertising Expenses

Advertising costs are expensed as incurred. The Company did not incur any advertising costs for the year ended December 31, 2023. For the year ended December 31, 2022, the Company incurred approximately $19,000 in advertising expenses. These expenses were primarily related to the internet marketing of Renacidin, one of the Company's pharmaceutical products. This marketing effort was discontinued during the fourth quarter of 2022.

Earnings Per Share Information

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share would include the dilutive effect of outstanding stock options, if any.

New Accounting Standards

In December 2023, the FASB issued ASU 2023-09, *Income Taxes—Improvements to Income Tax Disclosures.* This guidance enhances the transparency and decision usefulness of income tax disclosures. More specifically, the amendments relate to the income tax rate reconciliation and income taxes paid disclosures and require 1) consistent categories and greater disaggregation of information in the rate reconciliation and 2) income taxes paid disaggregated by jurisdiction. This guidance is effective for fiscal years beginning after December 31, 2024.

As of January 1, 2023, the Company adopted FASB Accounting Standards Update ("ASU") No. 2016-13, *Measurement of Credit Losses on Financial Instruments*, and all subsequently issued related amendments, which changed the methodology used to recognize impairment of the Company's contract receivables. Under this ASU, financial assets are presented at the net amount expected to be collected, requiring immediate recognition of estimated credit losses expected to occur over the asset's remaining life. This is in contrast to previous U.S. GAAP, under which credit losses were not recognized until it was probable that a loss had been incurred. The Company performed its expected credit loss calculation based on historical accounts receivable write-offs, including consideration of then-existing economic conditions and expected future conditions. The adoption of this ASU did not have a significant impact on the financial statements.

NOTE B
CASH AND CASH EQUIVALENTS

Cash and cash equivalents include currency on hand, demand deposits with banks or financial institutions, and short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present minimal risk of changes in value because of changes in interest rates. The following table summarizes the Company's cash and cash equivalents:

| | Years ended December 31, | |
	2023	2022
Demand Deposits	$ 340,034	$314,685
Certificates of Deposit (original 3-month maturity)	125,000	—
Money market funds	1,031,361	18,590
U.S. Treasury Bills (original 3-month maturity)	6,746,727	497,177
Total cash and cash equivalents	$8,243,122	$830,452

NOTE C
MARKETABLE SECURITIES

Marketable securities include investments in fixed income and equity mutual funds, which are reported at their fair values, and Certificates of Deposit with original maturities greater than 3 months, which are recorded at amortized cost.

The disaggregated net gains and losses on the marketable securities recognized in the income statement for the years ended December 31, 2023 and 2022 are as follows:

| | Years ended December 31, | |
	2023	2022
Net gains (losses) recognized during the year on marketable securities	$ 81,095	$(1,046,245)
Less: Net losses realized during the year on marketable securities sold during the period	433,769	364,074
Net unrealized gain (loss) recognized during the reporting year on marketable securities still held at the reporting date	$ 514,864	$ (682,171)

The fair values of the Company's marketable securities are determined in accordance with US GAAP, with fair value being defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the Company utilizes the three-tier value hierarchy, as prescribed by US GAAP, which prioritizes the inputs used in measuring fair value as follows:

- Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's marketable equity securities, which are considered available-for-sale securities, are re-measured to fair value on a recurring basis and are valued using Level 1 inputs using quoted prices (unadjusted) for identical assets in active markets. The following tables summarize the Company's investments:

December 31, 2023

	Cost	Fair Value	Unrealized Gain
Equity Securities:			
Equity and other mutual funds	$ 574,330	$ 576,318	$ 1,988
Other short-term investments:			
Fixed income Certificates of Deposit (original maturities >3 months)	275,000	275,000	—
Total marketable securities	$ 849,330	$ 851,318	$ 1,988

December 31, 2022

	Cost	Fair Value	Unrealized (Loss) Gain
Equity Securities:			
Fixed income mutual funds	$5,449,227	$4,924,497	$(524,730)
Equity and other mutual funds	717,165	729,019	11,854
Total equity securities	6,166,392	5,653,516	(512,876)
Total marketable securities	$6,166,392	$5,653,516	$(512,876)

Investment income is recognized when earned and consists principally of dividend income from equity and fixed income mutual funds and interest income on United States Treasury Bills, Certificates of Deposit and money market funds. Realized gains and losses on sales of investments are determined on a specific identification basis.

Proceeds from the sale and redemption of marketable securities amounted to $5,505,145 for the year ended December 31, 2023, which included realized losses of $433,769. Proceeds from the sale and redemption of marketable securities for the year ended December 31, 2022 amounted to $2,867,671, which included realized losses of $364,074.

NOTE D
INVENTORIES

Inventories consist of the following:

	December 31,	
	2023	2022
Raw materials	$ 476,501	$ 601,125
Work in process	92,089	16,520
Finished products	654,916	1,054,367
Total Inventories	$1,223,506	$1,672,012

Inventories are valued at the lower of cost and net realizable value. Net realizable value is equal to the selling price less the estimated costs of selling and/or disposing of the product. Cost is determined using the average cost method, which approximates cost determined by the first-in, first-out method. Finished product inventories on December 31, 2023 and December 31, 2022 are net of a reserve of $47,000 and $64,000, respectively.

NOTE E
INCOME TAXES

The provision for income taxes consists of the following:

	Years ended December 31,	
Current	2023	2022
Federal	$609,006	$ 850,344
State	788	1,590
Total current provision for income taxes	609,794	851,934
Deferred		
Federal	59,614	(193,766)
State	—	—
Total deferred expense (benefit) from income taxes	59,614	(193,766)
Total provision for income taxes	$669,408	$ 658,168

The following is a reconciliation of the Company's effective income tax rate to the Federal statutory rate (dollar amounts have been rounded to the nearest thousand):

| | Years ended December 31, | | | |
| | 2023 | | 2022 | |
	($)	Tax rate	($)	Tax rate
Income taxes at statutory federal income tax rate	$682,664	21.0%	$677,813	21.0%
State taxes, net of federal benefit	623	—	1,256	—
Research & development credits	(14,000)	(0.4)	(10,000)	(0.3)
Non-taxable dividends	—	—	(6,300)	(0.2)
Other, net	121	—	(4,601)	(0.1)
Provision for income taxes	$669,408	20.6%	$658,168	20.4%

The tax effects of temporary differences which comprise the deferred tax assets and liabilities are as follows:

| | December 31, | |
	2023	2022
Deferred tax assets		
Allowance for credit losses	$ 3,501	$ 4,213
Inventories	9,870	13,440
Accounts payable	28,235	6,367
R&D expenses	159,838	92,756
Unrealized loss on marketable securities	—	107,704
Accrued expenses	285,200	277,326
Total deferred tax assets	$ 486,644	$ 501,806
Deferred tax liabilities		
Accounts receivable	(332,537)	(304,004)
Prepaid expenses	(46,484)	(42,446)
Depreciation on property, plant and equipment	(56,275)	(44,812)
Unrealized gain on marketable securities	(418)	—
Total deferred tax liabilities	(435,714)	(391,262)
Net deferred tax asset	$ 50,930	$ 110,544

NOTE F
BENEFIT PLANS

Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan ("DC Plan") that provides for a dollar-for-dollar employer matching contribution of the first 4% of each employee's pay. Employees become fully vested in employer matching contributions immediately. Company 401(k) matching contributions were approximately $83,000 and $81,000 for the years ended December 31, 2023 and 2022, respectively.

The Company also makes discretionary contributions to each employee's account based on a "pay-to-pay" safe-harbor formula that qualifies the 401(k) Plan under current IRS regulations. For the years ended December 31, 2023 and 2022, respectively, the Company's Board of Directors authorized discretionary contributions in the amount of $109,000 to be allocated among all eligible employees. Employees become vested in the discretionary contributions as follows: 20% after two years of employment, and 20% for each year of employment thereafter until the employee becomes fully vested after six years of employment. The discretionary contribution for 2023 will be paid in March 2024 and is included in accrued expenses.

NOTE G
GEOGRAPHIC and OTHER INFORMATION

Through its Guardian Laboratories division, the Company conducts research, product development, manufacturing, and marketing of cosmetic ingredients, pharmaceuticals, medical lubricants and sexual wellness ingredients. Prior to July 1, 2023, the Company manufactured and reported sales of a line of specialty industrial products; however, this product line was discontinued after the second quarter of 2023 due to low sales volume with no growth. All the products that the Company markets, with the exception of Renacidin, are produced at its facility in Hauppauge, New York. Renacidin, a urological product, is manufactured for the Company by an outside contract manufacturer. The Company's R&D department not only develops new products but also modifies and refines existing products, with the goal of expanding the potential markets for the Company's products. Many of the cosmetic ingredients manufactured by the Company, particularly its Lubrajel line of water-based moisturizing and lubricating gels, are currently used by many of the major multinational personal care products companies.

The Company operates in one business segment. The Company's products are separated into five distinct product categories: cosmetic ingredients, pharmaceuticals, medical lubricants, sexual wellness ingredients and industrial products. The Company discontinued its industrial line of products after the second quarter of 2023 due to a low volume of sales and no growth. Each product category is marketed differently. The cosmetic ingredients are marketed through a global network of distributors. These distributors purchase products outright from the Company and provide the marketing functions for these products on behalf of the Company. They in turn receive their compensation for those efforts by re-selling those products at a markup to their customers. This enables the Company to aggressively have its products marketed without the high cost of maintaining its own in-house marketing staff. The Company currently has no written distribution agreements with the companies that market its cosmetic ingredients. The marketing contract with ASI terminated on December 31, 2023, and the Company is currently in negotiations with ASI to establish a new marketing agreement. The Company anticipates that it will have a new marketing agreement in place with ASI by the end of the second quarter. The Company's relationship with ASI continues to be strong, and during this period of renegotiation the Company is continuing to fill ASI's orders on a timely basis. All sales of the Company's cosmetic ingredients are final other than product later determined to be defective, and the Company does not make any sales on consignment.

No prior regulatory approval is needed by the Company to sell any products other than its pharmaceutical products. The end users of its products may or may not need regulatory approvals, depending on the intended claims and uses of those products.

The pharmaceutical products include a urological product and a topical biocide that are sold to end users primarily through distribution agreements with the major drug wholesalers. For these products, the Company does the marketing, and the drug wholesalers supply the product to the end users, such as hospitals and pharmacies. The Company's marketing effort for Renacidin, its most important drug product, centers around a separate Renacidin website. There is currently no active marketing effort for Clorpactin. Both of these products were originally developed in the 1950s. Clorpactin pre-dated the need for a formal New Drug Application ("NDA"), and the current sterile liquid form of Renacidin is marketed under an NDA that was approved by the FDA in 1990.

The medical lubricants are not pharmaceutical products. They consist primarily of water-based lubricating gels, which are marketed by the Company directly to manufacturers that incorporate them into urologic catheters and other medical devices and products that they sell. These products are distinguished from the pharmaceutical products in that, unlike the pharmaceutical products, the Company is not required to obtain regulatory approval prior to marketing them. Approvals are the responsibility of the companies that market the products in which the Company's products are used, which are typically classified as medical devices. However, the Company is responsible for manufacturing these products in accordance with current Good Manufacturing Practices, and its manufacturing facility is subject to regular FDA oversight.

The industrial products were marketed by the Company directly to manufacturers, and generally did not require that the Company obtain regulatory approval. However, the manufacturers of the finished products may have to obtain such regulatory approvals before marketing these products. The Company discontinued this product line on July 1, 2023.

The sexual wellness ingredients are marketed by Brenntag Specialties, a global market leader in chemicals and ingredient distribution. The Company entered into a marketing and distribution agreement with Brenntag in October of 2023 in the United States, Canada, Mexico, Central America and South America.

The following tables present the significant concentrations of the Company's sales. Although a significant percentage of Customer A's purchases from the Company are sold to foreign customers, in table "(b)" below all sales to Customer A are included in the "United States" sales numbers because all shipments to Customer A are delivered to Customer A's warehouses in the U.S.

In addition, there are four customers for the Company's medical lubricants that take delivery of their shipments in the U.S. but potentially ship some of that product to manufacturing facilities outside the U.S. Since the Company makes those shipments to U.S. locations, sales to those customers are also included in the "United States" sales number in the table below.

(a) Net Sales

| | Years ended December 31, | |
	2023	2022
Cosmetic Ingredients	$ 4,283,071	$ 5,388,365
Pharmaceuticals	5,894,220	5,929,216
Medical Lubricants	1,750,632	2,471,555
Industrial and other	51,594	116,826
Gross Sales	11,979,517	13,905,962
Less: Discounts and allowances	(1,094,363)	(1,207,459)
Net Sales	$10,885,154	$12,698,503

(b) Geographic Information

| | Years ended December 31, | |
	2023	2022
United States	$ 8,601,205	$ 9,537,124
Other countries	2,283,949	3,161,379
Net Sales	$10,885,154	$12,698,503

(c) Gross Sales to Major Customers

| | Years ended December 31, | |
	2023	2022
Customer A	$ 3,464,861	$ 4,284,799
Customer B	2,502,846	2,527,743
Customer C	1,726,753	1,613,597
Customer D	1,490,158	1,553,885
All other customers	2,794,899	3,925,938
Total Gross Sales	$11,979,517	$13,905,962

NOTE H
ACCRUED EXPENSES

Accrued expenses at December 31, 2023 and 2022 consist of:

	2023	2022
Bonuses	$ 187,002	$ 175,496
Distribution fees	407,133	395,536
Payroll and related expenses	96,157	53,475
Company 401(k) contribution	109,000	94,326
Annual report expenses	81,725	68,349
Audit fee	71,000	66,500
Reserve for outdated material returns	247,847	369,154
Sales rebates	132,250	80,926
Other	30,930	18,294
Total accrued expenses	$1,363,044	$1,322,056

NOTE I
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

As of December 31, 2023, the Company had a number of unconverted Guardian Chemical shares that would convert to approximately 447 shares of United-Guardian, Inc. common stock if all of the remaining holders of those Guardian shares converted their Guardian stock to United-Guardian stock. The Company's transfer agent continues to try to locate the holders of those shares in anticipation of escheating them to the appropriate state jurisdictions. The Company is currently accruing dividends on the 447 shares that have not yet been exchanged or designated for escheatment as of December 31, 2023, and the Company will continue to do so as dividends are declared.

NOTE J
RELATED PARTY TRANSACTIONS

During the years ended December 31, 2023 and 2022, the Company made payments of $100,000 and $20,000, respectively, to Ken Globus, the Company's former President, for consulting services subsequent to his departure from the Company. The Company's consulting agreement with Ken Globus expires on May 31, 2024. Ken Globus is a director of the Company and currently serves as Chairman of the Board of Directors. In addition, in November 2022, Ken Globus purchased a used vehicle from the Company for $37,039.

During the years ended December 31, 2023 and 2022, the Company paid PKF O'Connor Davies $20,000 and $14,500, respectively, for accounting and tax services. Lawrence Maietta, a partner at PKF O'Connor Davies, is a director of the Company.

NOTE K
SUBSEQUENT EVENTS

On October 10, 2023, the Company notified Ashland Specialty Ingredients ("ASI"), one of its marketing and distribution partners, that it was not renewing its Exclusive Distributor Agreement. The Company is currently in negotiations with Ashland on a new contract and believes it will have the new agreement executed before the end of Q2 2024, although there can be no assurance that a new agreement will be executed.

In October 2023, the Company experienced a supply disruption at our contract manufacturer's facility for Renacidin, one of the Company's pharmaceutical products. The Company has been working very closely with its contract manufacturer to coordinate validation activities and ensure a timely restart of production. As of February 12, 2024, the validation activities have been completed and production has started.

On January 30, 2024, the Company's Board of Directors declared a cash dividend of $0.25 per share, which was paid on February 20, 2024 to all stockholders of record as of February 12, 2024.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

IMPACT OF GLOBAL SUPPLY CHAIN INSTABILITY AND INFLATION

The increased raw material prices that the Company experienced during 2022 and the beginning of 2023 stabilized during the latter part of 2023 as inflation started to decline. The continued supply chain instability, primarily caused by military tensions in the Middle East, has impacted vessels' access to the Red Sea and Suez Canal. The Company is working closely with its suppliers regarding lead times, and continues to closely monitor this situation. Although we have not yet experienced any delays in receiving raw materials or an increase in shipping costs, we are aware that the situation is fluid and could impact us at any time. If that occurs, we may experience longer lead times and increased shipping costs for some of our raw materials, which may impact our future gross margins. As a result of this global supply chain instability, there continues to be uncertainty regarding the potential impact on our operations or financial results and we are unable to provide an accurate estimate or projection as to what the future impact will be.

CRITICAL ACCOUNTING POLICIES

Our financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("US GAAP"). Preparation of financial statements requires us to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. We use our historical experience and other relevant factors when developing our estimates and assumptions, which are continually evaluated. Note A, Nature of Business and Summary of Significant Accounting Policies, of the Notes to Financial Statements, included in Item 8, Financial Statements and Supplementary Data, of this Annual Report, includes a discussion of our significant accounting policies. The following accounting policies are those that we consider critical to an understanding of the financial statements because their application places the most significant demands on management's judgment. Our financial results might have been different if other assumptions had been used or other conditions had prevailed.

Marketable Securities

Our marketable securities include investments in equity and fixed income mutual funds and Certificates of Deposit. Our marketable equity securities are reported at fair value with the related unrealized and realized gains and losses included in net income. Certificates of Deposit with original maturities of more than 3 months are recorded at amortized cost. Realized gains or losses on mutual funds are determined on a specific identification basis. We evaluate our investments periodically for possible other-than-temporary impairment by reviewing factors such as the length of time and extent to which fair value had been below cost basis, the financial condition of the issuer, and our ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery of market value. We record an impairment charge to the extent that the cost of the available-for-sale securities exceeds the estimated fair value of the securities and the decline in value is determined to be other-than-temporary. During 2023 and 2022, we did not record an impairment charge regarding our investment in marketable securities because management believes, based on an evaluation of the circumstances, that any decline in fair value below the cost of certain of our marketable securities is temporary.

Revenue Recognition

We record revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers.* Under this guidance, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration expected to be received in exchange for those goods or services. Our principal source of revenue is product sales.

Our sales, as reported, are subject to a variety of deductions, some of which are estimated. These deductions are recorded in the same period in which the revenue is recognized. Such deductions, primarily related to the sale of our pharmaceutical products, include chargebacks from the United States Department of Veterans Affairs ("VA"), rebates in connection with our current participation in Medicare programs, distribution fees, discounts, and outdated product returns. These deductions represent estimates of the related obligations and, as such, knowledge and judgment are required when estimating the impact of these revenue deductions on sales for a reporting period.

During 2023 and 2022, we participated in various government drug rebate programs related to the sale of Renacidin, our most important pharmaceutical product. These programs include the Veterans Affairs Federal Supply Schedule ("FSS"), and the Medicare Part D Coverage Gap Discount Program ("CGDP"). These programs require us to sell our products at a discounted price, typically in the form of a rebate. Our sales, as reported, are net of these rebates, some of which are estimated and are recorded in the same period that the revenue is recognized.

In August of 2022, the Inflation Reduction Act ("IRA") was signed into law. The IRA made significant changes to the current Medicare Part D benefit design as it relates to discounts available to enrollees from pharmaceutical manufacturers of brand name drugs. Beginning on January 1, 2025, the Centers for Medicare & Medicaid Services ("CMS") will implement a new Medicare Part D Manufacturer Discount Program ("Discount Program"), which will replace the current CGDP. The new Discount Program eliminates the coverage gap benefit phase, introduces pharmaceutical manufacturer discounts in the initial and catastrophic coverage phases, and lowers the cap on enrollee out-of-pocket costs. Under the new Discount Program, additional rebates are expected to be owed by pharmaceutical manufacturers due to the restructuring of the benefit periods. The overall financial impact of this new program will vary depending on the products being reimbursed, but does have the potential to increase Medicare Part D rebates for drug manufacturers. At this time, the Company is unable to predict what future impact this new program will have on its financial condition; however, it submitted information to CMS requesting to be classified as a "specified small manufacturer." If designated as such, the Company would be entitled to a multi-year phase-in period during which it would pay a lower percentage discount on drugs dispensed to beneficiaries. On January 31, 2024, the Company was notified by CMS that it qualified as a specified small manufacturer and will receive the discount phase-in discussed above.

As long as a valid purchase order has been received and future collection of the sale amount is reasonably assured, we recognize revenue from sales of our products when those products are shipped, which is when our performance obligation is satisfied. Our cosmetic products are shipped "Ex-Works" from our facility in Hauppauge, NY, and the risk of loss and responsibility for the shipment passes to the customer upon shipment. Sales of our medical lubricant products are deemed final upon shipment, and we have no obligation to repurchase or allow the return of these goods unless they are defective. Sales of our pharmaceutical products are final upon shipment unless (a) they are found to be defective; (b) the product is damaged in shipping; (c) the product is too close to its expiration date for the customer to sell; or (d) the product is expired but is not more than one year after its expiration date. These return policies are in conformance with standard pharmaceutical industry practice. We estimate an allowance for outdated material returns based on previous years' historical returns of our pharmaceutical products.

We do not make sales on consignment, and the collection of the proceeds of the sale of any of the Company's products is not contingent upon the customer being able to sell the goods to a third party.

Any allowances for returns are taken as a reduction of sales within the same period the revenue is recognized. Such allowances are determined based on historical experience under ASC Topic 606-10-32-8. We have not experienced significant fluctuations between estimated allowances and actual activity.

We have distribution agreements with certain distributors of our pharmaceutical products that entitle those distributors to distribution and services-related fees. We record distribution fees, and estimates of distribution fees, as offsets to revenue.

Accounting for Financial Instruments—Credit Losses

On January 1, 2023, the Company adopted ASU 2016-13, *Financial Instruments—Credit Losses*. In accordance with this standard, the Company recognizes an allowance for credit losses for its trade receivables to present the net amount expected to be collected as of the balance sheet date. This allowance is based on the credit losses expected to arise over the life of the asset and are based on Current Expected Credit Losses (CECL). Implementation of this standard did not have a material effect on the Company's financial statements.

The Company performs ongoing credit evaluations of our customers and adjusts credit limits, as determined by a review of current credit information. We continuously monitor collection and payments from customers and maintain an allowance for credit losses based upon historical experience, anticipation of uncollectible accounts receivable and any specific customer collection issues that have been identified. While our credit losses have historically been low and within expectations, we may not continue to experience the same credit loss rates that have historically been attained. The receivables are highly concentrated in a relatively small number of customers. Therefore, a significant change in the liquidity, financial position, or willingness to pay timely, or at all, of any one of our significant customers would have a significant impact on our results of operations and cash flows. When determining the reserve for credit losses, the Company takes into consideration current and future economic conditions and the impact that these changing dynamics may have on potential future losses.

The timing between recognition of revenue for product sales and the receipt of payment is not significant. Our standard credit terms, which vary depending on the customer, range between 30 and 60 days. The Company provides an allowance for credit losses related to its accounts receivable for which collection is doubtful in accordance with ASU 2016-13. As of December 31, 2023 and December 31, 2022, the allowance for credit losses on accounts receivable was $16,672 and $20,063, respectively. Prompt-pay discounts are offered to some customers; however, due to the uncertainty of the customers taking the discounts, the discounts are recorded when they are taken.

Inventory Valuation Allowance

In conjunction with our ongoing analysis of inventory valuation, management constantly monitors projected demand on a product-by-product basis. Based on these projections, management evaluates the levels of write-downs required for inventory on hand and inventory on order from contract manufacturers. Although we believe that we have been reasonably successful in identifying write-downs in a timely manner, sudden changes in buying patterns from customers, either due to a shift in product interest and/or a complete pull back from their expected order levels, may result in the recognition of larger-than-anticipated write-downs. We have performed an evaluation of our inventory on hand as of December 31, 2023 and December 31, 2022, and believe the reserves are adequate to cover any slow-moving or obsolete inventory.

RESULTS OF OPERATIONS

Sales

Sales decreased by approximately 14%, from $12,698,503 in 2022 to $10,885,154 in 2023. The decrease in sales was primarily due to a decrease in sales of our cosmetic ingredient products, specifically a decrease of 19% in sales to our largest distributor, ASI, in 2023 compared with 2022. In addition, sales of the Company's medical lubricants decreased by 29%, primarily due to a decrease in demand in 2023 due to foreign customers' overstocking during 2022.

Cosmetic Ingredients

Sales of our cosmetic ingredients decreased by approximately 20%, from $5,167,909 in 2022, to $4,132,334 in 2023. A significant part of the decrease was due to the decrease in sales to ASI. Based on information provided to the Company by ASI, the reasons for the decrease during 2023 was due to 1) decreased demand for the Company's products in China; 2) increased competition from lower-priced local competitors, especially Asian producers; and 3) customers working off excess stock, maintaining lower inventory levels and changing ordering patterns to just in time. In addition, sales to our other four distributors decreased by a net of approximately 26%, while sales to four of our small direct cosmetic ingredient customers increased by approximately 71%.

We continue to experience global competition from Asian and European companies that manufacture and sell products that are competitive with our products. These competitive products are usually sold at a lower price than our products; however, they may not compare favorably to the level of performance and quality of our products. We work closely with our network of distributors to price our products as competitively as possible and, when appropriate, to offer additional volume discounts and more aggressive pricing to maintain and increase sales and expand our customer base. We expect that this competitive environment will continue in 2024 and we plan to enhance our competitive position by strengthening our core capabilities and investing in new products, especially in the area of naturally-derived products. We will also continue providing high-quality products, excellent technical support, and the reliability our customers have come to expect from us.

Pharmaceuticals

Because there are fees, rebates, and allowances associated with sales of our two pharmaceutical products, Renacidin and Clorpactin, discussion of our pharmaceutical sales includes references to both gross sales (before fees, rebates and allowances) and net sales (after fees, rebates and allowances). Gross sales of our two pharmaceutical products, Renacidin and Clorpactin, together decreased by less than 1%, from $5,929,216 in 2022 to $5,894,220 in 2023. Gross sales of Renacidin decreased by approximately 1%, from $5,181,190 in 2022 to $5,127,069 in 2023, and gross sales of Clorpactin increased by 3% from $748,026 in 2022 to $767,151 in 2023.

The primary reason for the decrease in Renacidin sales was due to the Company's packaging supplier of Renacidin temporarily ceasing manufacturing during the fourth quarter of 2023. According to information provided to the Company from its supplier, this temporary shutdown was done to perform required maintenance and address observations made by the FDA at their facility. According to the supplier, it anticipates filling the Company's outstanding orders in early March of 2024.

Net sales of our pharmaceutical products decreased by less than 1% in 2023 compared with the same period in 2022. The decrease in net sales was due to a decrease in certain pharmaceutical-related rebates and allowances. The decrease in pharmaceutical-related rebates and allowances in 2023 was primarily due to a decrease in allowances for outdated material returns.

Medical Lubricants

Sales of our medical lubricants decreased by approximately 29% in 2023, from $2,470,163 in 2022 to $1,750,632 in 2023. The decrease in sales was driven by decreased demand from one of our larger contract manufacturer customers located in China, who had built up inventory levels during 2022 to accommodate their customers' delivery concerns.

Sexual Wellness Ingredients

There were no sales of our sexual wellness ingredients in 2023, since the Company only began its marketing efforts for those products in mid-2023 and it is not unusual for it to take a year or more for new ingredients to find their way into new products in the marketplace. We are hopeful we will begin to receive orders for these products in 2024.

Industrial Products

Sales of our industrial products decreased by 56% in 2023 compared with 2022. The decrease in sales was due to this product line being discontinued after the second quarter of 2023 due to low sales volume with minimal growth.

Gross Profit on Sales

Gross profit on sales was 50% in 2023 compared with 53% in 2022. The decrease in gross profit was primarily due to two factors. The first was a decrease in sales of our cosmetic ingredients in 2023 compared to 2022 which carry a higher profit margin than our pharmaceutical products, and in 2023 the percentage of pharmaceutical sales was 45% compared with 39% in 2022. The second factor was higher per unit overhead costs due to reduced production, which was caused by lower demand for some of the Company's products.

Operating Expenses

Operating expenses decreased by approximately 4%, from $2,174,127 in 2022 to $2,078,564 in 2023. The decrease was mainly attributable to decreases in employee bonuses and depreciation expenses. In connection with the Company's 2024 growth initiative, we anticipate that operating expenses will increase modestly in 2024.

Research and Development Expenses

Research and development expenses decreased by approximately 5%, from $490,770 in 2022 to $463,992 in 2023. The decrease was primarily related to a decrease in payroll and payroll-related expenses. In connection with the Company's growth initiatives that are expected to be put into place in 2024, the Company expects its research and development expenses to increase modestly during 2024.

Investment Income

Investment income increased by approximately 30%, from $236,695 in 2022 to $306,651 in 2023. The increase was primarily due to the Company repositioning its marketable securities portfolio and selling most of its equity and fixed income mutual funds. The proceeds from these sales were used to purchase U.S. Treasury Bills and Certificates of Deposit to take advantage of the increase in interest rates in 2023. In addition, in connection with the Company changing its dividend policy during 2023, cash flow increased and the additional monies were used to purchase both U.S. Treasury Bills and Certificates of Deposit.

Net Gain (Loss) on Marketable Securities

For the year ended December 31, 2023, the Company recorded net gains on its marketable securities portfolio of $81,095, compared with recording net losses of $1,046,245 in 2022. The reason for the fluctuation was due to the following factors: 1) during 2022, the Company's fixed income mutual funds (which made up approximately 90% of the investment portfolio) lost a significant amount of value due to increases in interest rates, and those unrealized losses were recorded during 2022; and 2) a majority of those mutual funds were sold during the second quarter of 2023, and while most of the losses had already been recorded in 2022, there were some increases in market value at the time of these sales, which created unrealized gains in that period.

As previously discussed, the Company repositioned its marketable securities portfolio in the first half of 2023 to take advantage of the increase in interest rates. Company management, as well as the Investment Committee of the Board of Directors, continue to closely monitor the Company's investment portfolio and will make any adjustments they believe may be necessary or appropriate in order to minimize the future impact on the Company's financial performance due to volatility of the global financial markets.

Provision for Income Taxes

The provision for income taxes increased from $658,168 in 2022 to $669,408 in 2023. This increase was due to an increase in income before taxes. Our effective income tax rate was 20.6% in 2023 and 20.4% in 2022.

Liquidity and Capital Resources

Working capital increased from $8,596,939 at December 31, 2022 to $10,718,457 at December 31, 2023. The current ratio increased from 7.3 to 1 at December 31, 2022 to 8.0 to 1 at December 31, 2023. The increase in working capital was mainly due to an increase in cash and cash equivalents.

Accounts receivable (net of allowance for credit losses) as of December 31, 2023 increased from $1,427,576 in 2022 to $1,566,839 in 2023. The increase in accounts receivable was due to an increase in sales during the third and latter part of the fourth quarter of 2023. The receivables turnover, or "Days Sales Outstanding," for 2023, was 50 days, compared with 47 days in 2022. The allowance for credit losses on accounts receivable decreased from $20,063 in 2022 to $16,672 in 2023, and we believe that the net balance of our accounts receivable as of December 31, 2022 was, and continues to be, fully collectible.

We generated cash from operations of $3,144,480 in 2023 compared with $2,525,169 in 2022. The increase in 2023 was primarily due to a decrease in inventories and an increase in accounts payable.

Net cash provided by investing activities was $4,727,577 for the year ended December 31, 2023 compared with $897,562 for the year ended December 31, 2022. The increase in net cash provided by investing activities was mainly due to an increase in the sales of the Company's marketable securities in the first half of 2023 compared with 2022. The proceeds from these sales were primarily reinvested in short-term U.S. Treasury Bills, which are included in cash and cash equivalents.

Net cash used in financing activities was $459,387 and $3,123,492 for the years ended December 31, 2023 and 2022, respectively. The decrease was due to the payment of lower dividends in 2023 compared with 2022. During 2023, we paid dividends of $0.10 per share compared with $0.68 per share in 2022.

We believe that our working capital is sufficient to support our operating requirements for the next fiscal year. Our long-term liquidity position will be dependent upon our ability to generate sufficient cash flow from profitable operations, and we expect to continue to use our cash to make dividend payments, purchase marketable securities, and to take advantage of growth opportunities that may arise that are in the best interest of our Company and our stockholders.

In connection with an upgrade to our building sprinkler system, costs of approximately $99,000 have been incurred to date. The project is expected to be completed during the first half of 2024 with additional planned expenditures of $69,000.

We have no off-balance-sheet transactions that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

New Accounting Pronouncements

See Note "A" to the financial statements regarding new accounting pronouncements, which note is incorporated herein by reference.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Common Stock is currently traded on the NASDAQ Global Market, under the symbol "UG".

Holders of Record

As of March 1, 2024, there were 355 holders of record of Common Stock.

Cash Dividends

On July 12, 2023, our Board of Directors declared a cash dividend of $0.10 per share, which was paid on August 2, 2023, to all stockholders of record as of July 26, 2023. The Company did not declare any other dividends in 2023. In June of 2023, the Company's Board of Directors changed the Company's dividend declaration practice and expects to consider a semi-annual dividend declaration in January and July of each year. On January 30, 2024, our Board of Directors declared a cash dividend of $0.25 per share, which was paid on February 20, 2024 to all stockholders of record as of February 12, 2024.

On May 10, 2022, our Board of Directors declared a semi-annual cash dividend of $0.37 per share, which was paid on June 1, 2022 to all stockholders of record as of May 23, 2022. On November 15, 2022, our Board of Directors declared a semi-annual cash dividend of $0.31 per share, which was paid on December 7, 2022 to all stockholders of record as of November 28, 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Stockholders of United-Guardian, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of United-Guardian, Inc. (the "Company") as of December 31, 2023, and the related statements of income, stockholders' equity, and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ GRASSI & CO., CPAs, P.C.

We have served as the Company's auditors since 2023.

Jericho, New York
March 19, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of United-Guardian, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of United-Guardian, Inc. (the "Company") as of December 31, 2022, the related statements of income, stockholders' equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Baker Tilly US, LLP

We served as the Company's auditor from 2019 to 2022.

Uniondale, NY
March 16, 2023



UNITED-GUARDIAN, INC.

Registrar and Transfer Agent
Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004

Legal Counsel
Ruskin Moscou Faltischek, P.C.
Uniondale, NY

Auditors
Grassi & Co., CPAs, P.C.
Jericho, NY

Main Office and Plant
230 Marcus Blvd.
Hauppauge, NY 11788

Mailing Address
P.O. Box 18050
Hauppauge, NY 11788

Tel: (631) 273-0900
Fax: (631) 273-0858
Website: www.u-g.com

NOTE: Upon written request, a copy of the Company's
most recent Annual Report on Form 10-K will be
furnished without charge. A fee will be charged for copies
of any exhibits to such report. Contact: Corporate
Secretary, United-Guardian, Inc., P.O. Box 18050, Hauppauge,
NY 11788.



UNITED-GUARDIAN, INC.

Excellence Through Innovation®

230 Marcus Boulevard
P.O. Box 18050
Hauppauge, New York 11788
Telephone (631) 273-0900
Fax (631) 273-0858
www.u-g.com